Exhibit 99.2

Royal Dutch Shell plc

Three-month period ended March 31, 2007
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report

This report contains:

(1)	An Operational and Financial Review and Results of Operations with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in The Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, the “Shell Group”) for the three-month period ended March 31, 2007; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three-month period ended March 31, 2007 and 2006.

In this report “Group” is defined as Royal Dutch Shell together with all of its consolidated subsidiaries. The expressions “Shell”, “Group”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to the Group or Group companies in general. Likewise, the words “we”, “us” and “our” are also used to refer to Group companies in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The expression “Group companies” as used in this Report refers to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which the Group has significant influence but not control are referred to as “associated companies” or “associates” and companies in which the Group has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity accounted investments”.

This report contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s 2006 20-F (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this report, May 16, 2007. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this report.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

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Unaudited Condensed Interim Financial Report

Operational and Financial Review for the three-month period ended March 31, 2007

Presented under IFRS (unaudited)
$ million

	Three months
	ended March 31,
	2007	2006
Income from continuing operations	7,441	7,016
Income/(loss) from discontinued operations	–	–

Income for the period	7,441	7,016
Attributable to minority interest	160	123

Income attributable to shareholders of Royal Dutch Shell plc	7,281	6,893

THREE MONTHS ENDED MARCH 31, 2007
The Group’s income for the three months ended March 31, 2007 was $7,281 million, an increase of 6% compared to 2006 reflecting higher earnings in Chemicals and the Corporate segment partially offset by lower earnings in Exploration & Production and Oil Products.

Exploration & Production
Segment earnings were $3,508 million compared to $3,743 million a year ago. First quarter 2007 earnings included a net income of $104 million, reflecting both a gain from divestments of $126 million and a charge of $22 million related to the mark-to-market valuation of certain UK gas contracts. Exploration & Production first quarter 2006 earnings included net gains of $113 million (mainly related to the resolution of contractual issues, partly offset by a $34 million charge related to the mark-to-market valuation of certain UK gas contracts).

Earnings reflected lower production volumes and oil and gas prices, higher costs, reflecting current industry conditions and increased pre-development activity levels, compared to the first quarter 2006.

Liquids realisations were 5% lower than a year ago, approximately in line with the marker crudes Brent (-7%) and WTI (-8%). Outside the USA gas realisations decreased by 1% whereas in the USA gas realisations decreased by 25%.

First quarter 2007 production was 3,509 thousand boe per day compared to 3,746 thousand boe per day a year ago. Year-on-year, oil production was broadly unchanged. Unusually low seasonal gas demand related to warm weather in North West Europe continued to impact gas sales.

Production compared to the first quarter 2006 included volumes from new fields including Erha (Shell share 44%) in Nigeria, E8 and B12 (Shell share 50%) in Malaysia, BlackRock (Shell share 100%) in Canada, Pohokura (Shell share 48%) in New Zealand, Enfield (Shell share 21%) in Australia, Changbei (Shell share 50%) in China and Champion West Phase III (Shell share 50%) in Brunei.

Production from Shell Petroleum Development Company’s Nigerian operations was 78 thousand boe per day (Shell share) lower than a year ago due to deferred production mainly in the Western Delta resulting from security concerns. At the end of the quarter, 188 thousand boe per day (Shell share) remained shut-in. Efforts continue towards restoring safe operational conditions in the Niger Delta and, following an improvement in the security situation, preparations for a restart are underway. No firm date can be given for a return to full production, nor the rate of ramp-up to full production. Restricted access to the area continues to impact the future drilling programme and the progress of new projects.

Gas & Power
Segment earnings were $803 million compared to $760 million a year ago. First quarter 2007 earnings included a net income of $39 million, reflecting gains of $110 million related to divestments and a charge of $71 million related to gas contract mark-to-market valuation.

LNG equity sales volumes of 3.30 million tonnes were 10% higher than in the same quarter a year ago, driven by additional sales at Nigeria LNG (Shell share 26%) due to increased feedgas supply. This was complemented by high plant reliability across all of our LNG joint venture liquefaction plants.

Marketing and trading earnings benefited from storage optimisation in the first quarter 2007, but were lower than in the same period last year mainly due to milder weather in the first quarter 2007.

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Unaudited Condensed Interim Financial Report

Oil Products
Segment earnings were $1,802 million compared to $2,103 million for the same period last year. The impact of price volatility on inventory had a positive impact on first quarter earnings of $314 million compared with $770 million in the first quarter of 2006. In addition, earnings were negatively affected by reduced refinery utilisation, higher operating costs, reduced trading profits, charges of $176 million related to the impairment of certain assets and tax charges compared to first quarter 2006. These negative effects on earnings were partly offset by higher earnings due to higher refining margins, increased retail marketing margins and stronger margins in Lubricants.

In Manufacturing, Supply and Distribution, industry refining margins were up significantly on the US West Coast, Europe and the East. Strong US Gulf Coast margins continued at similar levels to the first quarter of 2006. Refinery availability declined to 85.3% from 89.9% in the first quarter of 2006 mainly due to high levels of planned maintenance.

In Marketing, earnings increased compared to the same period a year ago mainly due to higher retail marketing margins, improved finished lubricants margins and continued strong base oil margins.

Marketing sales volumes declined 4.6% compared to volumes in the first quarter of 2006, including the impact of divested volumes (2.1%) and rationalised B2B and Retail volumes (0.7%).

Chemicals
Segment earnings were $527 million compared to $183 million for the same period last year. Earnings reflected improved margins and higher profits from equity-accounted investments, partly offset by lower trading earnings when compared to the same quarter in 2006. Higher earnings from equity-accounted investments included a full quarter of the Nanhai petrochemicals complex in China (Shell share 50%), which started up during the first quarter 2006. Sales volumes declined 6% mainly due to a reduction in sales of lower margin products, including aromatics trading, as well as the marketing impact of planned turnaround activities in the Middle East. Chemicals manufacturing plant availability was 91% approximately in line with availability rates in the first quarter 2006.

Corporate
Segment results were $801 million, including realisation of gains on the sale of the equity portfolio held by the Group insurance companies of some $404 million, compared to $227 million for the same period last year.

Earnings reflected higher capitalised interest, higher insurance underwriting income and lower currency exchange rate results when compared to the first quarter 2006.

PORTFOLIO DEVELOPMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007

Exploration & Production

In China, Shell and PetroChina started commercial production and gas delivery from the Changbei gas field.

In New Zealand, Shell delivered first offshore gas from the Pohokura field. This follows the delivery of onshore gas achieved in September 2006.

Shell sold 45% of the newly created Shell Technology Ventures Fund 1 BV (STV), an energy technology fund, to Coller Capital. Shell will remain the majority shareholder in the fund, which will focus on investing in non-exclusive Shell and third party exploration and production technologies.

Gas & Power

In Australia, the North West Shelf venture (Shell direct and indirect interests 22%) completed the renewal of long-term LNG purchase commitments with eight Japanese customers, totaling 4.3 million tonnes per annum over 6 to 8 years as from 2009.

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Unaudited Condensed Interim Financial Report

Oil Products
In the first quarter, Shell announced the sale of the Los Angeles Refinery, Wilmington Products Terminal and approximately 250 retail sites to Tesoro Corporation. The sale of the refinery, terminal and retail sites is expected to close in mid-2007 after all regulatory approvals are obtained.

Shell announced a strategic review of the Petit-Couronne and Reichstett-Vendenheim refineries and the Berre-l’Etang refinery site complex in France, with a combined capacity of around 300 thousand barrels per day (Shell share 100%), and the Yabucoa petrochemical feedstock refinery in Puerto Rico, which has a capacity of 79 thousand barrels per day (Shell share 100%).

In Ukraine, Shell and OJSC Alliance Group announced a commitment to establish a joint venture to operate 150 Shell branded retail sites. Shell will have a 51% share of the joint venture. Start-up of operations is subject to fulfilment of certain conditions and regulatory approval.

In Europe, Shell signed agreements for the sale of its LPG businesses in Bulgaria, the Czech Republic, Germany, Romania, Spain and Switzerland. The sale is subject to regulatory approval and is expected to close later this year.

LIQUIDITY AND CAPITAL RESOURCES

Three months ended March 31, 2007
Cash flow provided by operating activities in the three-month period to March 31, 2007 was $11.2 billion compared to $7.8 billion a year ago.

Capital investment for the three months ended March 31, 2007 was $6.0 billion (including the minority share of Sakhalin) of which $5.0 billion was invested in the Exploration & Production and Gas & Power segments. Capital investment in the same period of 2006 (including the minority share of Sakhalin) was $4.2 billion of which $3.6 billion was invested in the Exploration & Production and Gas & Power segments.

As at March 31, 2007 Shell Investments Ltd (SIL), a wholly owned subsidiary of Royal Dutch Shell plc, had taken up and accepted for payment approximately 94.5% of the outstanding common shares of Shell Canada not already owned by SIL. SIL has since exercised its right to acquire the remaining shares not already owned by SIL or its affiliates at the same price of C$45 per common share. The cash purchase price for the shares amounts to some $7.1 billion.

The acquisition of the minority interest in Shell Canada was accounted for as a transaction between shareholders with the impact reflected in the equity section of the balance sheet. As of the end of the first quarter 2007, the Group has paid cash of $3.7 billion for shares in Shell Canada that it did not already own and recognised a current liability of $3.4 billion for the remaining shares for which it has exercised the right to acquire, amounting to a total acquisition value of $7.1 billion. As a result of this transaction, the consolidated financial statements of Royal Dutch Shell plc as at March 31, 2007 reflects a $7.1 billion decrease in shareholders equity, causing a $1.7 billion decrease in minority interest, being the book value of the item acquired, with the excess of the purchase price over the book value of $5.4 billion being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of Royal Dutch Shell share options.

Gross proceeds from divestments in the three-month period to March 31, 2007 were $0.4 billion compared to $0.5 billion a year ago.

Dividends of $0.36 per share were declared on May 3, 2007 in respect of the first quarter. These dividends are payable on June 13, 2007. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-sourced rather than Dutch-sourced. See the Annual Report on Form 20-F for the year ended December 31, 2006 for additional information on the dividend access mechanism.

During the first quarter 2007 $0.5 billion or 0.2% of Royal Dutch Shell shares were bought back for cancellation.

RECENT DEVELOPMENTS
On April 11, 2007, Royal Dutch Petroleum Company (now merged into Shell Petroleum N.V.) and The Shell Transport and Trading Company, Ltd., (formerly: The “Shell” Transport and Trading Company, p.l.c.) without admitting any wrongdoing, reached a settlement of asserted and unasserted claims arising out of the recategorisation of its proved reserves with representatives of shareholders who both resided and purchased Shell shares outside of the United States during the period of April 8, 1999 through March 18, 2004, inclusive. It is agreed to pay $352.6 million, plus administrative costs, to investors covered by the settlement. The agreement depends on the Amsterdam Court of Appeals declaring the settlement binding for all of the shareholders that it covers and is further subject to agreed opt-out and termination provisions.

On April 18, 2007, Royal Dutch Shell completed the farm-out to OAO Gazprom of a 50% stake (plus 1 share) in the Sakhalin project in Russia. Royal Dutch Shell diluted its stake in the project from 55% to 27.5% for a sale price of $4.1 billion. This transaction will be accounted for in the second quarter 2007. In addition, the Ministry of Natural Resources of the Russian Federation has announced its approval of the revised Environmental Action Plan and the Supervisory Board of Sakhalin Energy has approved the Amended Development Budget. Additional agreements were also signed with the Russian Government, addressing the economic balance of the project.

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Unaudited Condensed Interim Financial Report

Royal Dutch Shell plc

Three-month period ended March 31, 2007
Unaudited Condensed Consolidated Interim Financial Statements

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Income
$ million

	Three months
	ended March 31,
	2007	2006
Revenue[A]	73,480	75,964
Cost of sales	60,666	61,922

Gross profit	12,814	14,042
Selling, distribution and administrative expenses	3,778	3,413
Exploration	272	281
Share of profit of equity accounted investments	1,808	1,823
Net finance costs and other (income)/expense	(901)	(155)

Income before taxation	11,473	12,326
Taxation	4,032	5,310

Income from continuing operations	7,441	7,016
Income/(loss) from discontinued operations	–	–

Income for the period	7,441	7,016

Income attributable to minority interest	160	123

Income attributable to shareholders of Royal Dutch Shell plc	7,281	6,893

$

Basic earnings per share (see Note 3)	1.16	1.06
Continuing operations	1.16	1.06
Discontinued operations	–	–
Diluted earnings per share (see Note 3)	1.15	1.05
Continuing operations	1.15	1.05
Discontinued operations	–	–

[A] Revenue is stated after deducting sales taxes, excise duties and similar levies of $17,305 million in the first quarter 2007 and $16,709 million in the first quarter 2006.

The Notes on pages 10 to 19 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Balance Sheet
$ million

	March 31, 2007	Dec 31, 2006
ASSETS
Non-current assets
Intangible assets	5,117	4,808
Property, plant and equipment	103,624	100,988
Investments:
equity accounted investments	22,001	20,740
financial assets	3,538	4,493
Deferred tax	3,135	2,968
Prepaid pension costs	4,289	3,926
Other	5,285	5,468

	146,989	143,391
Current assets
Inventories	23,960	23,215
Accounts receivable	58,998	59,668
Cash and cash equivalents	11,184	9,002

	94,142	91,885

Total assets	241,131	235,276

LIABILITIES
Non-current liabilities
Debt	11,978	9,713
Deferred tax	13,114	13,094
Retirement benefit obligations	6,219	6,096
Other provisions	10,514	10,355
Other	4,154	4,325

	45,979	43,583
Current liabilities
Debt	5,393	6,060
Accounts payable and accrued liabilities	64,156	62,556
Taxes payable	9,835	6,021
Retirement benefit obligations	326	319
Other provisions	1,932	1,792

	81,642	76,748

Total liabilities	127,621	120,331

EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	105,105	105,726
Minority interest	8,405	9,219

Total equity	113,510	114,945

Total liabilities and equity	241,131	235,276

The Notes on pages 10 to 19 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Changes in Equity
$ million

			Equity attributable to shareholders of Royal Dutch Shell plc			Minority interest	Total equity

	Ordinary share capital	Treasury shares	Other reserves[A]	Retained earnings	Total

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Income/(expense) recognised directly in equity	–	–	50	–	50	(128)	(78)

Income for the period	–	–	–	7,281	7,281	160	7,441

Total recognised income/(expense) for the period	–	–	50	7,281	7,331	32	7,363

Capital contributions from minority shareholders	–	–	–	–	–	869	869

Acquisition of Shell Canada	–	–	–	(5,445)	(5,445)	(1,656)	(7,101)

Other changes in minority interest	–	–	–	22	22	(34)	(12)

Dividends paid	–	–	–	(2,100)	(2,100)	(25)	(2,125)

Treasury shares: net sales/(purchases) and dividends received	–	(16)	–	–	(16)	–	(16)

Shares repurchased for cancellation	(1)	–	1	(486)	(486)		(486)

Share-based compensation	–	–	73	–	73	–	73

At March 31, 2007	544	(3,332)	8,944	98,949	105,105	8,405	113,510

At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924

Income/(expense) recognised directly in equity	–	–	703	–	703	26	729

Income for the period	–	–	–	6,893	6,893	123	7,016

Total recognised income/(expense) for the period	–	–	703	6,893	7,596	149	7,745

Capital contributions from minority shareholders	–	–	–	–	–	365	365

Effect of unification	–	–	154	–	154	–	154

Dividends paid	–	–	–	(1,838)	(1,838)	(44)	(1,882)

Shares issued	–	–	–	–	–	–	–

Treasury shares: net sales/(purchases) and dividends received	–	91	–	–	91	–	91

Shares repurchased for cancellation	(9)	–	9	(1,498)	(1,498)		(1,498)

Share-based compensation	–	–	72	–	72	–	72

At March 31, 2006	562	(3,718)	4,522	94,135	95,501	7,470	102,971

[A] See Note 2.

The Notes on pages 10 to 19 are an integral part of these Consolidated Financial Statements.

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Unaudited Condensed Interim Financial Report

Condensed Consolidated Statement of Cash Flows
$ million

	Three months ended March 31,
	2007	2006
Cash flow from operating activities:
Income for the period	7,441	7,016
Adjustment for:
Current taxation	4,267	5,015
Interest (income)/expense	198	232
Depreciation, depletion and amortisation	3,260	2,812
(Profit)/loss on sale of assets	(362)	(185)
Decrease/(increase) in net working capital	(399)	(1,979)
Share of profit of equity accounted investments	(1,808)	(1,823)
Dividends received from equity accounted investments	1,587	1,060
Deferred taxation and other provisions	(152)	578
Other	(447)	(507)

Cash flow from operating activities (pre-tax)	13,585	12,219
Taxation paid	(2,404)	(4,395)

Cash flow from operating activities	11,181	7,824

Cash flow from investing activities:
Capital expenditure	(5,361)	(3,819)
Investments in equity accounted investments	(370)	(231)
Proceeds from sale of assets	380	506
Proceeds from sale of equity accounted investments	115	8
Proceeds from sale of/(additions to) financial assets	555	(40)
Interest received	285	234

Cash flow from investing activities	(4,396)	(3,342)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	341	(204)
Other debt:
New borrowings	2,762	784
Repayments	(1,613)	(925)
Interest paid	(351)	(361)
Change in minority interest	(3,110)	360
Net issue/(repurchase) of shares	(486)	(1,344)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(2,100)	(1,838)
Minority interest	(42)	(44)
Treasury shares: net sales/(purchases) and dividends received	(16)	91

Cash flow from financing activities	(4,615)	(3,481)

Currency translation differences relating to cash and cash equivalents	12	36
Increase/(decrease) in cash and cash equivalents	2,182	1,037

Cash and cash equivalents at January 1	9,002	11,730
Cash and cash equivalents at March 31	11,184	12,767

The Notes on pages 10 to 19 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report

Notes to the Condensed Consolidated Interim Financial Statements

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group Companies”) are prepared on the same basis as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2006 (pages 108 to 112) as filed with the Securities and Exchange Commission.

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.

Purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity.

The three-month period ended March 31, 2007 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell and its consolidated subsidiaries have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting.

2. Other reserves
$ million

	Merger reserve[A]	Capital redemption reserve	Share premium reserve	Share plan reserve	Other	Total

At January 1, 2007	3,444	39	154	736	4,447	8,820

Cumulative currency translation differences	–	–	–	–	653	653

Unrealised gains/(losses) on securities	–	–	–	–	(529)	(529)

Unrealised gains/(losses) on cash flow hedges	–	–	–	–	(74)	(74)

Income/(expense) recognised directly in equity	–	–	–	–	50	50

Share repurchased for cancellation	–	1	–	–	–	1

Share-based compensation	–	–	–	73	–	73

At March 31, 2007	3,444	40	154	809	4,497	8,944

At January 1, 2006	3,444	13	–	351	(224)	3,584

Cumulative currency translation differences	–	–	–	–	317	317

Unrealised gains/(losses) on securities	–	–	–	–	255	255

Unrealised gains/(losses) on cash flow hedges	–	–	–	–	131	131

Income/(expense) recognised directly in equity	–	–	–	–	703	703

Effect of unification	–	–	154	–	–	154

Share repurchased for cancellation	–	9	–	–	–	9

Share-based compensation	–	–	–	72	–	72

At March 31, 2006	3,444	22	154	423	479	4,522

[A] The merger reserve was established as, in 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company Limited shares received.

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Unaudited Condensed Interim Financial Report

3. Earnings per share

	Three months ended March 31,
	2007	2006
Income attributable to shareholders of Royal Dutch Shell plc ($ million)
Total	7,281	6,893
Continuing operations	7,281	6,893
Discontinued operations	–	–

Basic weighted average number of ordinary shares	6,287,034,275	6,509,805,879
Diluted weighted average number of ordinary shares	6,306,456,154	6,535,296,261

4. Information by business segment

With effect from the first quarter 2007, Wind and Solar are reported within the Gas & Power segment and all other activities within Other industry segments are reported within the Corporate segment. Prior period financial statements have been reclassified accordingly.

Three months ended March 31, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
Third party	3,264	4,233	57,252	8,698	33		73,480
Inter-segment	8,948	252	607	923	—	(10,730)	—
Total	12,212	4,485	57,859	9,621	33	(10,730)	73,480

Segment Result	5,995	93	2,316	409	(49)		8,764
Share of profit of equity accounted investments	913	420	317	188	(30)		1,808
Net finance costs and other (income)/expense							(901)
Taxation							4,032
Income from continuing operations							7,441
Income/(loss) from discontinued operations	—	—	—	—	—	—	—

Income for the period							7,441

Three months ended March 31, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Eliminations	Total
Revenue
Third party	3,443	4,943	58,984	8,420	174		75,964
Inter-segment	8,930	496	661	1,146	—	(11,233)	—
Total	12,373	5,439	59,645	9,566	174	(11,233)	75,964

Segment Result	7,445	411	2,377	204	(89)		10,348
Share of profit of equity accounted investments	977	369	441	41	(5)		1,823
Net finance costs and other (income)/expense							(155)
Taxation							5,310
Income from continuing operations							7,016
Income/(loss) from discontinued operations	—	—	—	—	—	—	—

Income for the period							7,016

The information above is provided in accordance with IAS 14 Segment Reporting. Operating segment results are appraised by management on the basis of income including equity accounted investments and certain net finance costs and other (income)/expense and after tax, and this forms the basis of the discussion of segment results in the Operational and Financial Review (OFR). The table below reconciles the foregoing segment information to the information used for management reporting and is consistent with how the information will be presented in the Shell Group’s annual Financial Statements to comply with SFAS 131.

Income for the period by segment — Three months ended March 31, 2007
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total

	-	-	-	-	-	-
Segment result — IAS 14	5,995	93	2,316	409	(49)	8,764
Share of profit of equity accounted investments	913	420	317	188	(30)	1,808
Net finance costs and other (income)/expense	110	(321)	(7)	2	(685)	(901)
Taxation	3,290	31	838	68	(195)	4,032
Discontinued operations	—	—	—	—	—	—

Segment result – OFR	3,508	803	1,802	527	801	7,441

Income for the period by segment — Three months ended March 31, 2006
$ million

	Exploration &
	Production	Gas & Power	Oil Products	Chemicals	Corporate	Total
Segment result — IAS 14	7,445	411	2,377	204	(89)	10,348
Share of profit of equity accounted investments	977	369	441	41	(5)	1,823
Net finance costs and other (income)/expense	82	(98)	16	3	(158)	(155)
Taxation	4,597	118	699	59	(163)	5,310
Discontinued operations	—	—	—	—	—	—

Segment result — OFR	3,743	760	2,103	183	227	7,016

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5. Ordinary share capital
$ million

	March 31, 2007	Dec 31, 2006
Allotted, called up and fully paid
Class A ordinary shares	311	312
Class B ordinary shares	233	233
Euro deferred shares	–	–
Sterling deferred	–	–

	544	545

The number of shares outstanding at March 31, 2007 and December 31, 2006, were as follows:

	March 31, 2007	December 31, 2006
Shares of €0.07 each
Class A	3,681,560,000	3,695,780,000
Class B	2,759,360,000	2,759,360,000
Euro deferred	–	–
Shares of £1 each
Sterling deferred	50,000	50,000

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Unaudited Condensed Interim Financial Report

6. Reconciliation from IFRS to US GAAP

Reconciliation of statement of income from IFRS to US GAAP – Three months ended March 31, 2007
$ million

		Discontinued	Reclass-	Retirement	Share-based	Currency translation		Reversals of
	IFRS	Operations	ification	benefits	compensation	differences	Impairments	impairments	Other	US GAAP
Revenue	73,480	(1,696)	–	–	–	–	–	–	1	71,785
Cost of sales	60,666	(1,553)	(83)	143	5	(13)	(86)	–	5	59,084

Gross profit	12,814	(143)	83	(143)	(5)	13	86	–	(4)	12,701
Selling, distribution and adminstrative expenses	3,778	(88)	–	135	–	8	–	–	(3)	3,830
Exploration	272	–	–	–	–	–	–	–	(1)	271
Research and development		–	202	–	–	–	–	–	–	202
Share of profit of equity accounted investments	1,808	–	–	(15)	–	–	–	7	1	1,801
Net finance costs and other (income)/expense	(901)	(1)	(119)	–	–	10	–	–	(3)	(1,014)

Income before taxation	11,473	(54)	–	(293)	(5)	(5)	86	7	4	11,213
Taxation	4,032	(21)	–	(93)	(4)	–	(10)	–	88	3,992
Income attributable to minority interest									160	160

Income from continuing operations	7,441	(33)	–	(200)	(1)	(5)	96	7	(244)	7,061
Income/ (loss) from discontinued operations	–	33	–	–	–	–	–	–	–	33
Income for the period	7,441	–	–	(200)	(1)	(5)	96	7	(244)	7,094

Attributable to minority interest	160	–	–	–	–	–	–	–	(160)

Income attibutable to shareholders of Royal Dutch Shell plc	7,281	–	–	(200)	(1)	(5)	96	7	(84)	7,094

Earnings per share under US GAAP
$

	Three months ended March 31,
	2007	2006
Basic earnings per share	1.13	1.04
Continuing operations	1.12	1.03
Discontinued operations	0.01	0.01
Diluted earnings per share	1.13	1.03
Continuing operations	1.12	1.02
Discontinued operations	0.01	0.01

The principles of the calculation and the number of shares used are given in Note 3.

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Reconciliation of balance sheet from IFRS to US GAAP as at March 31, 2007
$ million

		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Minority interest buy-out	Other	US GAAP
ASSETS
Non-current assets
Intangible assets	5,117	–	–	–	–	903	2	6,022
Property, plant and equipment	103,624	–	700	–	–	6,209	(34)	110,499
Investments:								–
equity-accounted investments	22,001	(96)	–	(279)	(82)	–	112	21,656
financial assets	3,538	(8)	–	–	(1,109)	–	37	2,458
Deferred tax	3,135	96	–	–	–	–	(288)	2,943
Other	9,574	5,895	–	–	–	–	(60)	15,409

	146,989	5,887	700	(279)	(1,191)	7,112	(231)	158,987
Current assets
Inventories	23,960	–	–	–	–	–	–	23,960
Accounts receivable	58,998	–	–	–	–	–	–	58,998
Cash and cash equivalents	11,184	–	–	–	–	–	–	11,184

	94,142	–	–	–	–	–	–	94,142
Total assets	241,131	5,887	700	(279)	(1,191)	7,112	(231)	253,129

LIABILITIES
Non-current liabilities
Debt	11,978	–	–	–	–	–	(123)	11,855
Deferred tax	13,114	1,539	211	(101)	–	1,734	(111)	16,386
Provisions	16,733	1,005	–	–	–	–	(235)	17,503
Other	4,154	46	–	–	–	–	1,604	5,804

	45,979	2,590	211	(101)	–	1,734	1,135	51,548
Current liabilities
Debt	5,393	–	–	–	–	–	(44)	5,349
Accounts payable, accrued liabilities and provisions	66,414	(82)	–	–	–	–	453	66,785
Taxes payable	9,835	–	–	–	–	–	(1,669)	8,166

	81,642	(82)	–	–	–	–	(1,260)	80,300
Total liabilities	127,621	2,508	211	(101)	–	1,734	(125)	131,848

Minority interests							8,409	8,409
EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	105,105	3,379	489	(178)	(1,191)	5,378	(110)	112,872
Minority interest	8,405	–	–	–	–	–	(8,405)	–

Total equity	113,510	3,379	489	(178)	(1,191)	5,378	(8,515)	112,872
Total liabilities and equity	241,131	5,887	700	(279)	(1,191)	7,112	(231)	253,129

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Reconciliation of statement of income from IFRS to US GAAP – Three months ended March 31, 2006
$ million

						Currency
		Discontinued	Reclass-		Share based	translation		Reversals of
	IFRS	operations	ifications	Retirement benefits	compensation	differences	Impairments	impairments	Other	US GAAP
Revenue	75,964	(2,407)	–	–	–	–	–	–	(21)	73,536
Cost of sales	61,922	(2,208)	(147)	152	8	17	11	(92)	–	59,663

Gross profit	14,042	(199)	147	(152)	(8)	(17)	(11)	92	(21)	13,873
Selling, distribution and administrative expenses	3,413	(80)	–	92	–	–	–	–	(3)	3,422
Exploration	281	–	–	–	–	–	–	–	–	281
Research and development		–	233	–	–	–	–	–	–	233
Share of profit of equity accounted investments	1,823	–	–	1	–	–	–	8	4	1,836
Net finance costs and other (income)/expense	(155)	(2)	(86)	–	–	–	–	–	(1)	(244)

Income before taxation	12,326	(117)	–	(243)	(8)	(17)	(11)	100	(13)	12,017
Taxation	5,310	(42)	–	(85)	(2)	–	(3)	–	33	5,211
Income attributable to minority interest									123	123

Income from continuing operations	7,016	(75)	–	(158)	(6)	(17)	(8)	100	(169)	6,683
Income/ (loss) from discontinued operations	–	75	–	–	–	–	–	–	–	75

Income for the period	7,016	–	–	(158)	(6)	(17)	(8)	100	(169)	6,758

Attributable to minority interest	123	–	–	–	–	–	–	–	(123)
Income attributable to shareholders of Royal Dutch Shell plc	6,893	–	–	(158)	(6)	(17)	(8)	100	(46)	6,758

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Unaudited Condensed Interim Financial Report

Reconciliation of balance sheet from IFRS to US GAAP as at December 31, 2006
$ million

				Reversals of
	IFRS	Retirement benefits	Impairments	impairments	Investments	Other	US GAAP
ASSETS
Non-current assets
Intangible assets	4,808	–	–	–	–	2	4,810
Property, plant and equipment	100,988	–	613	–	–	(38)	101,563
Investments:							–
equity accounted investments	20,740	(80)	–	(290)	(82)	83	20,371
financial assets	4,493	(8)	–	–	(1,232)	37	3,290
Deferred tax	2,968	105	–	–	–	(264)	2,809
Other	9,394	6,091	–	–	–	(128)	15,357

	143,391	6,108	613	(290)	(1,314)	(308)	148,200
Current assets
Inventories	23,215	–	–	–	–	–	23,215
Accounts receivable	59,668	–	–	–	–	–	59,668
Cash and cash equivalents	9,002	–	–	–	–	–	9,002

	91,885	–	–	–	–	–	91,885

Total assets	235,276	6,108	613	(290)	(1,314)	(308)	240,085

LIABILITIES
Non-current liabilities
Debt	9,713	–	–	–	–	(125)	9,588
Deferred tax	13,094	1,604	221	(105)	–	35	14,849
Provisions	16,451	1,034	–	–	–	(234)	17,251
Other	4,325	46	–	–	–	169	4,540

	43,583	2,684	221	(105)	–	(155)	46,228
Current liabilities
Debt	6,060	–	–	–	–	(43)	6,017
Accounts payable, accrued liabilities and provisions	64,667	(83)	–	–	–	19	64,603
Taxes payable	6,021	–	–	–	–	1	6,022

	76,748	(83)	–	–	–	(23)	76,642

Total liabilities	120,331	2,601	221	(105)	–	(178)	122,870

Minority interests						9,197	9,197
EQUITY
Equity attributable to shareholders of Royal Dutch Shell plc	105,726	3,534	392	(185)	(1,313)	(136)	108,018
Minority interest	9,219	(27)	–	–	(1)	(9,191)	–

Total equity	114,945	3,507	392	(185)	(1,314)	(9,327)	108,018

Total liabilities and equity	235,276	6,108	613	(290)	(1,314)	(308)	240,085

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The Consolidated Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).

Discontinued operations
The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2007 and 2006 under US GAAP are included within continuing operations under IFRS. In 2007 and 2006 in Oil Products certain refineries have been classified as held for sale and are reported under US GAAP as discontinued operations.

Reclassifications
Reclassifications are differences in line item allocation under IFRS, which do not affect equity or income compared with that shown under US GAAP. They comprise research and development costs that are included in cost of sales while these items are separately disclosed under US GAAP and accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.

Retirement benefits
The Group adopted FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R (“FAS 158”) as of December 31, 2006. FAS 158 requires that on a prospective basis all gains and losses related to defined benefit pension arrangements and other post retirement benefits are recognised on the balance sheet. The gains or losses and prior service costs or credits that arise during the period are recognised as a component of accumulated other comprehensive income/(loss), net of tax, but are not recognised as components of net periodic benefit cost. Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS were recognised in the 2004 opening balance sheet, with a corresponding reduction in equity. The difference between IFRS and US GAAP therefore mainly relates to the unrecognised gains and losses under IFRS since January 1, 2004.

Share-based compensation
Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on its fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.

Cumulative currency translation differences
Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated by increasing retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.

Impairments
Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.

Reversal of impairments
Under IFRS, a favourable change in the circumstance, which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.

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Financial instruments
Under IFRS certain unquoted equity securities are recognised at fair value. Under US GAAP these are recognised at cost. This difference has no impact on the timing of recognition of income arising from these investments. Also, certain commodity contracts and embedded derivatives that are not recognised under US GAAP are recognised under IFRS mainly because of pricing or delivery conditions.

Minority interest buy-out
Under IFRS, purchases of minority interest in Group companies, and disposals of shares in Group companies whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Group share of equity. Under US GAAP a purchase of minority interest in a Group company is accounted for using the purchase method and a disposal of shares in a Group company whilst retaining control is accounted for as a sale.

Other
Other reconciling items include differences relating to income taxes and leases arising on differences between IFRS and US GAAP. This includes the reclassification of unrecognised tax benefits at January 1, 2007 of $1,460 million upon the adoption of FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 (“FIN 48”), all of which would affect the Group’s effective tax rate if recognised. Other than this reclassification of unrecognised tax benefits, the implementation of FIN 48 does not have a significant impact on the Group’s Consolidated Financial Statements.

Cash flow statement
The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of the cash flow statement under IAS 7.

Recent US GAAP accounting pronouncements
FASB Statement No. 157 Fair Value Measurement (“FAS 157”) becomes effective for the Group and will be adopted from January 1, 2008. FAS 157 aims to achieve consistency of approach whenever assets and liabilities are required to be measured at fair value, and introduces certain disclosure requirements. The Group is in the early stages of its implementation of FAS 157 but does not expect any significant impact on the Group’s Consolidated Financial Statements.

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Appendix

Ratio of earnings to fixed charges

The following table sets forth, on a US GAAP basis for the years ended December 31, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2007and on an IFRS basis for the years ended December 31, 2004, 2005 and 2006 and the three months ended March 31, 2007, the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell. The comparative annual information is derived from the consolidated financial statements of Royal Dutch Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission and these Condensed Consolidated Interim Financial Statements.

	Three months ended March 31,	Years ending December 31,
	2007	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (IFRS basis)	18.76	19.99	23.33	19.17

Ratio of Earnings to Fixed Charges (US GAAP basis)	22.65	23.31	26.84	17.13	15.67	11.69

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity investees plus fixed charges (excluding capitalised interest) less undistributed earnings of equity investees, plus distributed income from equity interests. “Fixed charges” consists of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of consolidated subsidiaries.

Capitalisation and indebtedness

The following tables set forth, on a US GAAP and IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Royal Dutch Shell as of March 31, 2006. This information is derived from these Condensed Consolidated Interim Financial Statements.

US GAAP basis
$ million

March 31, 2007
Total equity	112,870
Total finance debt
Short-term finance debt	5,349
Long-term finance debt[A]	9,166
Total finance debt[B]	14,515

Total capitalisation	127,385

IFRS basis
$ million

March 31, 2007
Equity
Total equity attributable to shareholders of Royal Dutch Shell plc	105,105
Total finance debt
Short-term finance debt	5,393
Long-term finance debt[A]	9,288
Total finance debt[B]	14,682

Total capitalisation	119,787

[A] Long-term finance debt excludes $2.7 billion of certain long-term commitments included in amounts due to banks and other credit institutions.

[B] As of March 31, 2007, the Shell Group had outstanding guarantees related to Shell Group associates of $2.6 billion, of which $1.7 billion related to guarantees in respect of financial indebtedness. $12.6 billion of the finance debt of the Shell Group was unsecured.

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